September 2, 2025

Fufei Lin
Chief Executive Officer
Aigo Holding Ltd
4th floor, Building No. 26, Ju Yuan Zhou Garden
Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town
Fuzhou City, Fujian Province, China 350028

       Re: Aigo Holding Ltd
           Registration Statement on Form F-1
           Filed August 21, 2025
           File No. 333-289766
Dear Fufei Lin:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 21, 2025
Related Party Transactions, page 123

1. Please generally update your related party transactions disclosure as required by Item
       7.B of Form 20-F. In this regard, we note that transactions and balances due to and from related parties are disclosed only up to and as of December 31, 2024, whereas
       Item 7.B requires disclosure of transactions "up to the date of the document." In revising, please ensure that any outstanding related party balances, such as the amount due to Fufei Lin related to "loan made...with no interest," are disclosed as of the latest practicable date.
 September 2, 2025
Page 2
Taxation, page 136

2. We note that the opinions of Cayman Islands and PRC counsel filed as Exhibits 5.1 and 99.2, respectively, contain short-form tax opinions. Please revise to state clearly in the Cayman Islands and PRC tax disclosure in the prospectus that such disclosure is the opinion of named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yu Wang